SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start part 2 of 5

Contents

In this section		Page
Overview
Key financial metrics		2
1	Cash	3
i	Cash remitted to Group	3
ii	Excess centre cash flow	3
iii	Operating capital generation	3
iv	Free surplus emergence	5
2	Operating profit: IFRS basis	6
3	Expenses	7
4	Value of new business	8
5	Combined operating ratio	9
6	Business unit performance	10
i	United Kingdom and Ireland Life	10
ii	United Kingdom and Ireland general insurance & health	11
iii	Europe	12
iv	Canada	14
v	Asia	15
vi	Fund management	16
7	Profit drivers: IFRS basis	17
i	Life business	17
ii	General insurance and health	20
iii	Fund flows	22
8	Capital & assets summary	23
i	Summary of assets	23
ii	Net asset value	25
iii	Return on equity	27
iv	European Insurance Groups Directive (IGD)	28
v	Economic capital	29
vi	Solvency II	30
Financial supplement		33
Income & expenses		34
IFRS financial statements		39
Capital & assets		93
Capital & liquidity		94
Analysis of assets		103
VNB & Sales analysis		125
MCEV financial statements		131
Other information		159

Cash

	Cash remitted to Group			Operating capital generation
	2015 £m	2014 £m	Sterling% change	2015 £m	2014 £m	Sterling% change
United Kingdom & Ireland Life	667	437	53%	1,465	888	65%
United Kingdom & Ireland General Insurance & Health1	358	294	22%	370	425	(13)%
Europe	431	473	(9)%	424	499	(15)%
Canada2	6	138	(96)%	154	136	13%
Asia and Other	45	89	(49)%	114	(8)	-
Total	1,507	1,431	5%	2,527	1,940	30%
Operating profit: IFRS basis

	2015 £m	Restated3 2014 £m	Sterling% change
Life business	2,419	2,019	20%
General insurance and health4	765	808	(5)%
Fund management	106	86	23%
Other*	(625)	(700)	11%
Operating profit before tax4	2,665	2,213	20%

Operating earnings per share4 **	49.2p	48.3p	2%

* Includes other operations, corporate centre costs and group debt and other interest costs.

** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax).

Expenses

	2015 £m	2014 £m	Sterling% change
Operating expenses	3,030	2,795	8%
Integration & restructuring costs	379	140	-
Expense base	3,409	2,935	16%

Operating expense ratio3	50.0%	51.1%	(1.1)pp

Value of new business

	2015 £m	2014 £m	Sterling % change5	Constant currency % change5
United Kingdom & Ireland	625	482	30%	30%
France	198	205	(4)%	7%
Poland6	65	64	2%	13%
Italy6	79	63	26%	40%
Spain6	31	30	5%	17%
Turkey	27	30	(10)%	4%
Asia6	151	122	23%	22%
Aviva Investors	16	9	79%	79%
Value of new business6	1,192	1,005	19%	24%

General insurance combined operating ratio

	2015	2014	Change
United Kingdom & Ireland4	95.0%	94.9%	0.1pp
Europe	95.4%	97.7%	(2.3)pp
Canada	93.8%	96.1%	(2.3)pp
General insurance combined operating ratio4	94.6%	95.7%	(1.1)pp

IFRS profit after tax

	2015 £m	2014 £m	Sterling% change
IFRS profit after tax	1,079	1,738	(38)%

Dividend

	2015	2014	Sterling% change
Final dividend per share	14.05p	12.25p	15%
Total dividend per share	20.80p	18.10p	15%

Capital position

	2015	2014	Sterling% change
Estimated Solvency II cover ratio7	180%
Estimated economic capital surplus8	£11.6bn	£8.0bn	45%
Estimated IGD solvency surplus8	£6.0bn	£3.2bn	88%
IFRS net asset value per share	389p	340p	14%
MCEV net asset value per share9	515p	527p	(2)%

1 Cash remittances include amounts of £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity and £273 million received from UKGI in February 2015 in respect of 2014 activity.

2 CAD$230 million in respect of 2015 activity has been retained at the Canadian holding company in order to part-fund the proposed RBC General Insurance Company acquisition.
3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

4 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
5 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
7 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group Solvency Capital Requirement ('SCR') and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

8 The economic capital and IGD solvency surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

9 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles. No allowance for the impact of Solvency II has been made as permitted by the additional guidance issued in October 2015 by the European Insurance CFO Forum.

1.i - Cash remitted to Group
The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for FY15 were £1,507 million (FY14: £1,431 million) including dividends and interest remitted on internal loans. The 2015 totals include amounts received from Aviva Insurance Limited in February 2016 in respect of 2015 activity in that business and its subsidiaries.

		2015		2014
	Operating Capital Generation £m	Cash Remittances £m	Operating Capital Generation £m	Cash Remittances £m
United Kingdom & Ireland Life	1,465	667	888	437
United Kingdom & Ireland General Insurance & Health1	370	358	425	294
France	255	252	259	264
Poland	99	81	136	106
Italy	30	45	77	32
Spain	36	49	40	68
Other Europe	4	4	(13)	3
Europe	424	431	499	473
Canada2	154	6	136	138
Asia	65	21	23	23
Other3	49	24	(31)	66
Group	2,527	1,507	1,940	1,431

1 Cash remittances include amounts of £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity and £273 million in FY14 received from UKGI in February 2015 in respect of 2014 activity.

2 CAD$230 million in respect of 2015 activity has been retained at the Canadian holding company in order to part-fund the proposed RBC General Insurance Company acquisition.
3 Other includes Aviva Investors and Group Reinsurance.

Cash remitted to Group has increased primarily driven by the UK and Ireland life and general insurance businesses as a result of management actions during the year and the benefit from the internal interest received on Friends Life intercompany loans following its acquisition in April 2015. Cash generated in Canada was largely retained in the business to part-fund the proposed acquisition of Royal Bank of Canada General Insurance Company ('RBC General Insurance Company'), which is expected to close in the third quarter of 2016. In addition, lower Europe cash remittances mainly reflect the impact of adverse foreign exchange movements.

1.ii - Excess centre cash flow
Excess centre cash flow represents cash remitted by business units to the Group centre less central operating expenses and debt financing costs. It is an important measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections.

	2015 £m	2014 £m
Dividends received1	1,378	1,412
Internal interest received	129	19
Cash remitted to Group	1,507	1,431
External interest paid	(554)	(425)
Internal interest paid	(138)	(170)
Central spend	(252)	(173)
Other operating cash flows2	136	29
Excess centre cash flow3	699	692

1 This excludes a £150 million dividend paid by Friends Life holdings prior to the acquisition.
2 Other operating cash flows include central investment income and group tax relief payments and other financial cash flows previously reported under central spend.
3 Before non-operating items and capital injections.

Excess centre cash flow of £699 million has remained broadly stable compared with the prior period. Increased internal interest received was driven by Friends Life intercompany loans and foreign exchange movement gains on Group centre holdings offset by an increase in external interest, largely due to the inclusion of Friends Life external debt, as well as higher central spend mainly relating to Friends Life and investment in our digital capability. In addition, the total excess centre cash flow is reduced as a result of the dividend payment retained in Canada to part-fund the proposed acquisition of RBC General Insurance Company.

1.iii - Operating capital generation
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our 'cash flow plus growth' investment thesis.

	2015 £m	2014 £m
Operating capital generation1
Life in-force business2	2,293	1,715
General insurance, fund management and other operations	552	544
Operating capital generated before investment in new business	2,845	2,259
Capital invested in new business	(318)	(319)
Operating capital generated after investment in new business - Group as reported	2,527	1,940

1 Operating capital generation comprises the following components:
- Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
- Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business represents business which is outside the scope of Life MCEV methodology; and

- Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate, movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.The amount of operating capital remitted to Group depends on a number of factors including non-operating items and local regulatory requirements.

2 During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited and an additional 12.5% to Aviva UK Life & Pensions. At FY14 these arrangements had an adverse impact on Group MCEV free surplus of £204 million. On an economic capital basis these transactions improved the UK Life position and as a result the adverse impact on MCEV free surplus was excluded from OCG to reflect the economic substance of the management action.

1.iii - Operating capital generation continued
The analysis of OCG by market, product and service is set out below.

	Life & Other Covered Business OCG				Non-life OCG
2015 £m	Free surplus emergence	New business strain	Other/ management actions	Life OCG	General insurance and health1	Fund management1	Non- insurance1	Non-life Usage2	Non-life OCG	Total OCG
United Kingdom & Ireland Life	830	19	618	1,467	-	-	(2)	-	(2)	1,465
United Kingdom & Ireland General Insurance & Health	-	-	-	-	300	-	27	43	370	370
Europe	579	(271)	62	370	66	-	(9)	(3)	54	424
Canada	-	-	-	-	157	-	(1)	(2)	154	154
Asia	131	(94)	40	77	2	1	(17)	2	(12)	65
Fund Management	19	(6)	7	20	-	32	-	(10)	22	42
Other	7	-	-	7	13	-	(17)	4	-	7
Total Group operating capital generation	1,566	(352)	727	1,941	538	33	(19)	34	586	2,527

	Life & Other Covered Business OCG				Non-life OCG
2014 £m	Free surplus emergence	New business strain	Other/ management actions3	Life OCG	General insurance and health1	Fund management1	Non- insurance1	Non-life Usage2	Non-life OCG	Total OCG
United Kingdom & Ireland Life	462	(15)	441	888	-	-	(1)	1	-	888
United Kingdom & Ireland General Insurance & Health	-	-	-	-	384	-	-	41	425	425
Europe	693	(272)	32	453	67	-	(11)	(10)	46	499
Canada	-	-	-	-	140	-	-	(4)	136	136
Asia	98	(58)	(15)	25	1	1	(8)	4	(2)	23
Fund Management	14	(5)	(10)	(1)	-	9	-	(7)	2	1
Other	-	-	-	-	9	-	(47)	6	(32)	(32)
Total Group operating capital generation	1,267	(350)	448	1,365	601	10	(67)	31	575	1,940

1 Operating profit net of tax and non-controlling interests from non-covered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.
2 This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate, movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

3 During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited and an additional 12.5% to Aviva UK Life & Pensions. At FY14 these arrangements had an adverse impact on Group MCEV free surplus of £204 million. On an economic capital basis these transactions improved the UK Life position and as a result the adverse impact on MCEV free surplus was excluded from OCG to reflect the economic substance of the management action.

Operating capital generation (OCG) is £2,527 million, £587 million higher than in the prior year (FY14: £1,940 million), with OCG from our life businesses generating £1,941 million (FY14: £1,365 million).
Free surplus emergence in the Life OCG was £1,566 million, £299 million higher than in the prior year (FY14: £1,267 million). This increase relates primarily to the acquisition of Friends Life which contributed £463 million in 2015, partially offset by a reduction in Europe of £114 million, reflecting adverse foreign exchange movements, the disposal of Eurovita and Caixa Galicia (CxG) in 2014 together with a one-off benefit in the prior year from regulatory pension changes in Poland. The expected free surplus emergence in future years is shown in note 1.iv.
New business strain of £352 million was broadly in line with the prior year (FY14: £350 million). Within this total, new business strain in Friends UK was £124 million, which offset improved new business strain in the rest of the UK and Ireland business reflecting strong performance from annuity and equity release business in 2015.
Other/management actions were £727 million (FY14: £448 million). This mainly reflects benefits of c.£370 million due to a release of longevity margins on the regulatory basis in our UK Life business and c.£200 million arising from the portfolio transfer of our Irish Life business, Aviva Life and Pensions Ireland Limited, to Aviva Life and Pensions UK Limited on 1 January 2015, which resulted in reduced regulatory capital requirements and reserve releases from alignment with the UK reserving basis. In addition, Asia benefitted from the acquisition of Friends Provident International and a change to the regulatory reserving basis for retail health business in Singapore to align with IFRS and Solvency II, partly offset by cessation of a quota share reinsurance arrangement.
Capital generation in our General Insurance and Health businesses was £538 million (FY14: £601 million). In the UK and Ireland capital generation decreased to £300 million (FY14: £384 million) reflecting a lower return on the intercompany loan balance, principally as a result of strategic actions to reduce the level of debt between Aviva Insurance Limited and Group. In Canada, capital generation of £157 million (FY14: £140 million) benefitted from the improvement in operating results and the decrease in capital requirements reflecting favourable changes to the local capital requirements rules effective from 1st January 2015.

1.iv - Free surplus emergence
Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows
Total in-force business

Release of future profits and required capital	2015 £m	2014 £m
Year 1	1,690	1,137
Year 2	1,490	1,059
Year 3	1,468	1,071
Year 4	1,542	1,204
Year 5	1,509	1,169
Year 6	1,462	1,157
Year 7	1,409	1,088
Year 8	1,455	1,060
Year 9	1,370	981
Year 10	1,336	922
Years 11-15	5,797	4,232
Years 16-20	4,503	3,547
Years 20+	8,118	7,583
Total net of non-controlling interests1,2	33,149	26,210

1 2015 includes £8,041 million of free surplus emergence related to the recently acquired Friends Life business.
2 Free surplus emergence is on a Solvency I basis (including allowances for Economic Capital), but not Solvency II.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cash flows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs off over time, are expected to emerge through operating capital generation (OCG) in future years. The cash flows are real world cash flows, i.e. they are based on the non-economic assumptions used in the MCEV and normalised investment returns. Normalised investment returns are equal to the MCEV risk-free rates in addition to a risk premium to allow for the actual return expected to be achieved in the market.
For existing business, the cash flows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
The total Group OCG for the Life business is £1,941 million (see note 1.iii). Excluding the recently acquired Friends Life business, the expected free surplus emergence in the OCG of £1,103 million is broadly equal to the year 1 cash flow from 31 December 2014 of £1,137 million. The FY15 total free surplus emergence (including the Friends Life business) of £1,566 million includes the expected transfers from the value of in-force (VIF) and required capital to free surplus of £1,558 million (MCEV - Note F5) and also the free surplus component of the expected return on net worth which equals £8 million.
The total real world cash flows, excluding the recently acquired Friends Life businesses have reduced by £1,102 million over 2015, largely reflecting the positive new business additions net of the run off of existing business, the impact from a reduction in PRA longevity margins in the UK, which has reduced VIF and increased free surplus, adverse investment returns in the UK and Europe and adverse foreign exchange movements in Europe of £518 million.
The 2015 cash flows above include an increase of £8,041 million as a result of the acquisition of the Friends Life business on 10 April 2015.
The free surplus emergence in the table above only includes business written in the RIEESA when conditions for its release to shareholders are expected to have been met.

2 - Operating Profit: IFRS basis
Group operating profit: IFRS basis
For the year ended 31 December 2015

	2015 £m	Restated1 2014 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	1,432	1,049
France	395	412
Poland	129	183
Italy	139	148
Spain	92	126
Turkey	11	13
Europe	766	882
Asia	244	87
Other	(23)	1
Total life business (note 7.i)	2,419	2,019
General insurance and health
United Kingdom & Ireland2	430	499
Europe	114	113
Canada	214	189
Asia	(6)	(2)
Other	13	9
Total general insurance and health2 (note 7.ii)	765	808
Fund management
Aviva Investors3	105	79
United Kingdom3	-	6
Asia	1	1
Total fund management	106	86
Other
Other operations (note A1)	(84)	(105)
Market operating profit2	3,206	2,808
Corporate centre (note A2)	(180)	(132)
Group debt costs and other interest (note A3)	(361)	(463)
Operating profit before tax attributable to shareholders' profits2	2,665	2,213
Tax attributable to shareholders' profits	(598)	(563)
Non-controlling interests	(152)	(143)
Preference dividends and other4	(74)	(86)
Operating profit attributable to ordinary shareholders2	1,841	1,421

Operating earnings per share2,5	49.2p	48.3p

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 The UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.
4 Other includes coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax).
5 Net of tax, non-controlling interests, preference dividends, coupon payments in respect of the direct capital instrument (DCI) and tier 1 notes (net of tax). The calculation of basic earnings per share uses a weighted average of 3,741 million (FY14: 2,943 million) ordinary shares in issue, after deducting treasury shares.

Overall operating profit was £2,665 million (FY14: £2,213 million). Excluding the contribution from the Friends Life businesses acquired in April 2015 of £554 million, adverse foreign exchange movements of £117 million, impact of disposals of £30 million and non-recurring items of c.£58 million, operating profit improved by £103 million.
The life business result was £2,419 million (FY14: 2,019 million), up 26% on a constant currency basis. The life result includes an adverse foreign exchange impact of £92 million. Friends Life contributed £358 million to UK Life and £151 million to Asia through Friends Provident International ('FPI'). UK Life, excluding Friends UK, includes a net benefit to operating profit of £259 million (FY14: £282 million) from non-recurring items relating to expense reserve releases following actions taken to reduce the current and future cost base. In Poland, FY14 operating profit included a non-recurring benefit of £35 million1 from a regulatory pension change.
The general insurance and health business result was £765 million (FY14: £808 million). Within this, overall LTIR reduced to £396 million (FY14: £477 million), with £41 million of this decrease due to the lower balance on the UKGI internal loan which is neutral at an overall Group level, while the remainder mainly reflects lower investment yields. The general insurance and health underwriting result was £374 million (FY14: £341 million) benefitting from broadly stable weather experience despite the December floods in the UK and higher positive prior year development of £236 million (FY14: £131 million benefit to operating profit).
Fund management operating profit was £106 million (FY14: £86 million) including a contribution of £9 million from Friends Life Investments ('FLI'). Excluding FLI, the increase was driven by increased performance fees partly offset by higher operating expenses incurred to support the growth and development of the business.
Operating earnings per share has increased to 49.2p (FY14: 48.3p), mainly driven by post tax operating profit growth partly offset by the increase in the weighted average number of shares following the Friends Life acquisition (3,741 million at FY15 compared to 2,943 million at FY14).

1 On a constant currency basis.

3 - Expenses
a) Expenses

	2015 £m	2014 £m
United Kingdom & Ireland Life	815	565
United Kingdom & Ireland General Insurance & Health	697	755
Europe	526	596
Canada	298	316
Asia	141	80
Aviva Investors	345	298
Other Group activities	208	185
Operating cost base	3,030	2,795
Integration & restructuring costs	379	140
Expense base	3,409	2,935

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:

	2015 £m	2014 £m
Claims handling costs1	303	345
Non-commission acquisition costs2	818	828
Other expenses	1,909	1,622
Operating cost base	3,030	2,795

1 As reported within net claims and benefits paid of £21,985 million (FY14: £19,474 million).
2 As reported within fee and commission expense of £3,347 million (FY14: £3,389 million).

Overall operating expenses for FY15 were £3,030 million (FY14: £2,795 million), including £350 million of expenses from Friends Life, following its acquisition in April 2015. Excluding Friends Life, operating expenses reduced by £115 million to £2,680 million (FY14: £2,795 million). Within this total, there was a £100 million benefit from foreign exchange movements, meaning that underlying expenses were slightly lower compared with FY14, with cost reductions (primarily in the UK) offset by investment to support growth (mainly in Aviva Investors and Asia).
     In the UK and Ireland, both the life and general insurance businesses have achieved savings by reducing headcount, mainly as a result of process automation and simplification and realised continued benefits from previous cost reduction initiatives. The total costs of £815 million in UK and Ireland Life included Friends UK operating expenses of £286 million in FY15.
     Total operating expenses of our European markets reduced to £526 million (FY14: £596 million) and remained broadly stable in constant currency. In Canada, operating expenses were £298 million (FY14: £316 million), an increase of 1% on a constant currency basis as a result of the continued investment in business growth.
     Total operating expenses for Asia increased by £61 million to £141 million (FY14: £80 million), with £46 million of this increase resulting from the inclusion of FPI in the current year, while the remainder was mostly driven by investment to support business growth in Singapore.
     In Aviva Investors, operating expenses increased to £345 million (FY14: £298 million), mainly due to higher expenses incurred to support the growth and further development of the business and the inclusion of Friends Life Investments (£11 million).
     Other Group activities, which include Group centre costs, were £208 million (FY14: £185 million). This includes centre costs relating to Friends Life and increased spending on digital initiatives across the Group.

Integration and restructuring costs were £379 million (FY14: £140 million), principally driven by transaction and integration activities in relation to the acquisition of Friends Life and Solvency II costs of £82 million (FY14: £94 million).

b) Operating expense ratios

	2015	Restated1 2014
Life2	32.2%	29.7%
General insurance3	13.9%	14.8%
Health3	14.5%	15.7%
Fund management4	13bps	12bps
Group total5	50.0%	51.1%

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

2 Life non-commission acquisition and administration expenses gross of DAC on new business expressed as a percentage of Life operating income.
3 Written expenses including claims handling costs expressed as a percentage of net written premiums.
4 Aviva Investors' operating expenses expressed as a percentage of average funds under management.
5 Group operating expenses expressed as a percentage of operating profit before operating expenses and group debt costs.

4 - Value of new business by market

Gross of tax and non-controlling interests	2015 £m	2014 £m
United Kingdom	609	473
Ireland	16	9
United Kingdom & Ireland	625	482
France	198	205
Poland	65	64
Italy - excluding Eurovita	79	63
Spain - excluding CxG	31	30
Turkey	27	30
Europe	400	392
Asia - excluding South Korea	151	122
Aviva Investors1	16	9
Value of new business - excluding Eurovita, CxG & South Korea	1,192	1,005
Eurovita, CxG & South Korea	-	4
Total value of new business	1,192	1,009

1 UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

The Group's value of new business2,3 (VNB) increased to £1,192 million (FY14: £1,005 million), up 24% on a constant currency basis, primarily driven by strong performances in the UK, Italy and Asia. This includes a £96 million contribution to FY15 VNB from Friends Life, following the acquisition of this business in April 2015. Overall VNB3 excluding Friends Life grew by 9% to £1,096 million (FY14: £1,005 million), an increase of 14% on a constant currency basis.
In the UK, VNB was £609 million (FY14: £473 million). The current period benefitted from £91 million VNB from Friends UK, principally arising from sales of protection business as the individual annuities market continues to decline. Excluding Friends UK, VNB in the UK improved 10% to £518 million (FY14: £473 million), mainly reflecting higher margins on pension and health business, together with increased sales and improved margins on bulk purchase annuities. This increase was partly offset by the lower contribution from individual annuities compared to the prior period following the announcements made in the 2014 UK budget. Ireland's VNB almost doubled as a result of higher sales and improved margins on pensions and annuities, partially offset by lower volumes on protection business.
VNB in Europe increased 14%3,4 with improvement across all markets on a constant currency basis. VNB in France was up 7%4 mostly due to volume growth and an improved margin on protection business, partly offset by lower risk-free rates increasing the cost of guarantees on with-profits business. In Poland, VNB increased by 13%3,4. 2014 included an £8 million one-off benefit from regulatory pension changes in Lithuania. Excluding this, Polish VNB grew by 29%3,4 reflecting increased sales of higher margin protection business. VNB in Italy was up by 40%3,4 mainly driven by higher margins on with-profits products following management actions to reduce the cost of guarantees, together with an improved mix of business away from with-profits products towards protection business. In Spain, VNB increased by 17%3,4 mainly driven by an improved mix within protection business, partly offset by reduced sales of with-profits savings business following management actions to reduce guarantees available. In Turkey, VNB increased by 4%4 despite the impact of a reduction in our share of the business following the partial IPO in 2014. Excluding the effect of this dilution, VNB in Turkey grew 24%4 mainly driven by higher sales of pension products.
In Asia, VNB3 was £151 million (FY14: £122 million), reflecting a continued focus on sales of higher margin products, particularly protection products in China and Singapore as well as retail health business in Singapore. In addition, the current period includes a £5 million contribution from FPI.
VNB in Aviva Investors was £16 million (FY14: £9 million) following the transfer of the UK retail fund management business from UK Life in May 2014.

2 The trend analysis of VNB and present value of new business premiums (PVNBP) are included in Financial supplement, section E: VNB & sales analysis.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG and Asia excludes South Korea.
4 On a constant currency basis.

5 - General insurance combined operating ratio (COR)

	Net written premiums		Claims ratio3		Commission and expense ratio4		Combined operating ratio5
	2015 £m	2014 £m	2015%	2014%	2015%	2014%	2015%	2014%
United Kingdom1,2	3,685	3,663	64.7	61.0	30.4	33.8	95.1	94.8
Ireland	282	272	67.9	67.1	26.7	29.5	94.6	96.6
United Kingdom & Ireland	3,967	3,935	64.9	61.4	30.1	33.5	95.0	94.9
Europe	1,200	1,313	66.2	69.7	29.2	28.0	95.4	97.7
Canada	1,992	2,104	63.3	65.5	30.5	30.6	93.8	96.1
Asia	12	13	62.6	65.3	39.0	32.5	101.6	97.8
Other6	-	7
Total2	7,171	7,372	64.5	64.0	30.1	31.7	94.6	95.7

1 United Kingdom excluding Aviva Re and agencies in run-off.
2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 Claims ratio: incurred claims expressed as a percentage of net earned premiums.
4 Commission and expense ratio: written commissions and expenses expressed as a percentage of net written premiums.
5 Combined operating ratio: aggregate of claims ratio and commission and expense ratio.
6 Other includes Aviva Re.

Group combined operating ratio (COR) for the period was 94.6% (FY14: 95.7%) with improvements in Canada and Europe.
In the UK and Ireland, GI COR was broadly flat at 95.0% (FY14: 94.9%) reflecting an increase in the claims ratio, offset by a lower commission and expense ratio. In the UK, the claims ratio has increased to 64.7% (FY14: 61.0%) as the adverse impact of the December storms more than offset higher prior year reserve releases. The lower commission and expense ratio of 30.4% (FY14: 33.8%) reflected expense savings and lower sales commissions following selected exits from elements of personal lines and a shift in mix of business. In Ireland, the COR has improved to 94.6% (FY14: 96.6%), reflecting an improvement in the commission and expense ratio and the favourable weather experience, partly offset by lower prior year reserve releases.
Europe's GI COR has improved by 2.3pp to 95.4% (FY14: 97.7%) mostly driven by a lower claims ratio, partly offset by an adverse commission and expense ratio. Excluding the Turkish general insurance business disposed of in December 2014, Europe's GI COR was 0.6pp better (FY14: 96.0%). Improvements in the claims ratio were largely driven by better weather experience in France compared with the adverse weather events in the prior year and favourable prior year claims development in Italy. The commission and expense ratio was impacted by a shift in business mix in France and Italy and growth in higher commission lines in Poland.
In Canada GI COR has improved by 2.3pp to 93.8% (FY14: 96.1%), primarily driven by an overall improvement in the claims ratio. The claims ratio has improved by 2.2pp to 63.3% (FY14: 65.5%) primarily reflecting more benign weather conditions compared to last year and higher positive prior year development.
We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at an appropriate level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In FY15 we have had a positive prior year development in our GI & Health business benefitting operating profit by £236 million (FY14: £131 million benefit to operating profit), mainly in the UK and Canada.

Underlying combined operating ratio

	UK & Ireland2		Europe		Canada		Total2
	2015%	2014%	2015%	2014%	2015%	2014%	2015%	2014%
Underlying claims ratio1,2	67.1	64.2	69.0	67.2	68.4	67.0	67.8	65.4
Prior year reserve strengthening/(release)3	(2.4)	(1.4)	(2.7)	0.3	(4.4)	(3.5)	(3.2)	(1.6)
Weather over/(under) long-term average4	0.2	(1.4)	(0.1)	2.2	(0.7)	2.0	(0.1)	0.2
Claims ratio2	64.9	61.4	66.2	69.7	63.3	65.5	64.5	64.0
Commission and expense ratio5	30.1	33.5	29.2	28.0	30.5	30.6	30.1	31.7
Combined operating ratio2	95.0	94.9	95.4	97.7	93.8	96.1	94.6	95.7

1 Underlying claims ratio represents the claims ratio adjusted to exclude prior year claims development and weather variations vs. expectations, gross of the impact of profit sharing arrangements.
2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 Prior year reserve strengthening/(release) represents the changes in the ultimate cost of the claims incurred in prior years, gross of the impact of profit sharing arrangements.
4 Weather over/(under) long-term average represents the difference between the reported net incurred cost of general insurance claims that have occurred as a result of weather events and the equivalent long-term average expected net costs, gross of the impact of profit sharing arrangements.

5 Commission and expense ratio includes the impact of profit sharing arrangements.

Group underlying claims ratio for the period has deteriorated by 2.4pp to 67.8% (FY14: 65.4%) with adverse movements across all markets. The underwriting actions to improve profitability in the UK were more than offset by the impact of personal motor rate reductions earning through into 2015 and adverse large losses, primarily in commercial property. Actions taken in Canada to improve underwriting in personal property and commercial SME business improved the underlying loss ratio however this was more than offset by higher large losses across the portfolio. In Europe, the underlying claims ratio was 69.0% (FY14: 67.2%). Excluding Turkey GI, the underlying claims ratio worsened by 1.3pp to 69.0% (FY14: 67.7%), mainly driven by higher large losses in France.

6.i - United Kingdom and Ireland Life

	2015 £m	2014 £m
Cash remitted to Group	667	437
Life operating profit: IFRS basis (restated)1	1,432	1,049
Expenses
Operating expenses	815	565
Integration and restructuring costs	215	28
	1,030	593
Value of new business	625	482

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Cash
During the year total cash remitted to Group was £667 million, up 53% from 2014. This includes interest on internal loans in Friends UK of £101 million.

Operating profit: IFRS basis
UK and Ireland life operating profit was £1,432 million (FY14: £1,049 million), a £383 million increase compared with the prior year. This includes a contribution of £358 million from Friends UK following its acquisition in April 2015.
Overall UK Life operating profit was £1,408 million (FY14: £1,025 million). Excluding Friends UK, UK Life operating profit has increased 2% to £1,050 million (FY14: £1,025 million). FY15 included a £259 million benefit from expense reserve releases following actions taken to reduce the current and future cost base - this does not yet reflect the benefit of integration savings. 2014 benefitted from non-recurring items of £282 million, mainly relating to longevity assumption changes and expense reserve releases. Excluding these items, profit increased by 6% mainly due to a reduction in operating expenses as well as improved new business profitability.

In Ireland, life operating profit remained stable at £24 million (FY14: £24 million) but was up 14% in constant currency. This was largely due to the one-off benefit of the portfolio transfer to UK Life.

Expenses
Overall UK operating expenses were £788 million (FY14: £529 million), including £286 million of expenses from Friends UK in FY15 following its acquisition. Excluding Friends UK, UK operating expenses decreased by 5% to £502 million (FY14: £529 million) reflecting cost savings as a result of process automation and simplification. Overall UK integration and restructuring costs were £204 million (FY14: £21 million), including Solvency II costs and £113 million costs from integration activity.
Ireland operating expenses reduced to £27 million (FY14: £36 million) as a result of cost saving initiatives, while integration and restructuring costs increased to £11 million (FY14: £7 million).

Value of new business
Value of new business (VNB) was £625 million (FY14: £482 million).

In the UK, VNB was £609 million (FY14: £473 million). VNB in UK Life excluding Friends UK improved 10% to £518 million (FY14: £473 million), mainly reflecting higher margins on pension and health business, together with increased sales and improved margins on bulk purchase annuities. This increase was partly offset by the lower level of individual annuity volumes compared to the prior period following the announcements made in the 2014 UK budget. Friends UK VNB was £91 million since acquisition and is principally protection business as the individual annuities market continues to decline.

In Ireland, VNB increased to £16 million (FY14: £9 million) as a result of higher sales and improved margins on pensions and annuities, partially offset by lower volumes on protection business.

6.ii - United Kingdom and Ireland general insurance & health

	2015 £m	2014 £m
Cash remitted to Group1	358	294
Operating profit: IFRS basis2	430	499
Expenses
Operating expenses	697	755
Integration and restructuring costs	26	11
	723	766
Combined operating ratio2,3	95.0%	94.9%

1 Cash remittances include amounts of £351 million received from UK & Ireland GI in February 2016 in respect of 2015 activity and £273 million received from UKGI in February 2015 in respect of 2014 activity.

2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 General insurance business only.

Cash
Total cash remitted to Group was £358 million (FY14: £294 million), reflecting management actions during the year. Cash remittances include £351 million received in February 2016 relating to UK & Ireland general insurance in respect of 2015 activity.

Operating profit: IFRS basis
UK and Ireland general insurance and health operating profit was £430 million (FY14: £499 million).
In UK general insurance, operating profit was £368 million (FY14: £455 million). Within this, longer-term investment return (LTIR) reduced by £45 million to £215 million (FY14: £260 million) mainly as a result of the lower intercompany loan balance (which is neutral at an overall Group level).
The UK general insurance underwriting result was £154 million (FY14: £199 million) with the adverse weather experience due to the December floods being partly offset by the benefit of expense savings and more favourable prior year claims development. Our personal lines underwriting result remained stable at £97 million (FY14: £96 million). The underwriting result in commercial lines decreased to £57 million (FY14: £103 million), mainly reflecting the adverse impact from the December floods and higher large losses, partly offset by more favourable reserve releases. UKGI net written premium (NWP) increased 1% to £3,685 million (FY14: £3,663 million), primarily driven by growth in personal motor, partly offset by selected exits in personal property lines.
In Ireland, general insurance and health operating profit increased to £41 million (FY14: £33 million) mainly driven by favourable weather experience partly offset by lower prior year claims reserve releases.
In UK Health, operating profit was up £10 million to £21 million (FY14: £11 million) due to lower expenses and the benefit of pricing actions.

Expenses
UK general insurance operating expenses have reduced by 8% to £604 million (FY14: £658 million) reflecting the impact of a reduction in headcount and continued focus on cost control. In Ireland, operating expenses decreased to £93 million (FY14: £97 million).
UK and Ireland's integration and restructuring costs increased to £26 million (FY14: £11 million) as a result of operational restructuring to simplify the business and reduce property costs by focusing on a smaller number of core locations.

Combined operating ratio2,3

	Claims ratio		Commission and expense ratio		Combined operating ratio
United Kingdom & Ireland	2015%	2014%	2015%	2014%	2015%	2014%
Personal	65.8	62.4	28.8	33.9	94.6	96.3
Commercial	63.6	59.9	32.1	32.9	95.7	92.8
Total	64.9	61.4	30.1	33.5	95.0	94.9

2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 General insurance business only.

The UK & Ireland general insurance combined operating ratio (COR) was broadly flat at 95.0% (FY14: 94.9%) reflecting an increase in the claims ratio, offset by a lower commission and expense ratio. In the UK, the claims ratio has increased to 64.7% (FY14: 61.0%) as higher prior year reserve releases were more than offset by the December storms and higher large losses, primarily in commercial property and the adverse impact of personal motor rate reductions earning through into 2015. The lower commission and expense ratio of 30.4% (FY14: 33.8%) resulted from expense savings and lower sales commissions following selected exits from elements of personal lines and a shift in mix of business. In Ireland, the COR has improved to 94.6% (FY14: 96.6%), reflecting an improvement in the commission and expense ratio and the favourable weather experience, partly offset by lower prior year reserve releases.

6.iii - Europe1

	2015 £m	2014 £m
Cash remitted to Group	431	473
Operating profit: IFRS basis (restated)2
Life (restated)2	766	882
General insurance & health	114	113
	880	995
Expenses
Operating expenses	526	596
Integration and restructuring costs	22	17
	548	613
Value of new business
Value of new business - excluding Eurovita & CxG	400	392
Effects of disposals/Assets held for sale (Eurovita & CxG)	-	(1)
	400	391
Combined operating ratio3	95.4%	97.7%
Combined operating ratio3 - excluding Turkey	95.4%	96.0%

1 Our European business includes life and general insurance business written in France, Poland, Italy, and Turkey (GI business disposed of in December 2014), life business in Spain and health business in France.

2 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

3 General insurance business only.

There has been a weakening of the euro, the Polish zloty and the Turkish lira by 11%, 11% and 16% respectively (average rate) over the year which has impacted all metrics except combined operating ratio.

Cash
Cash remitted to Group during the period was £431 million (FY14: £473 million), with remittances from all markets impacted by adverse foreign exchange movements. Excluding foreign exchange movements, remittances were up 1%.

Life operating profit: IFRS basis
Life operating profit was £766 million (FY14: £882 million), a reduction of £116 million, of which £90 million was due to adverse foreign exchange movements in the year. Excluding foreign exchange movements, the adverse impact of the disposals of Eurovita and CxG, as well as the one-off benefit in FY14 from regulatory pension changes in Poland, overall life operating profit improved by 6% despite continuing low interest rates.
In France, operating profit was 4% lower at £395 million (FY14: £412 million) but up 7% on a constant currency basis, mainly from portfolio growth and a continued improvement in mix towards unit-linked and protection products, together with strong results from UFF, our majority-owned broker business. Italy's operating profit4 increased to £139 million (FY14: £135 million), up 15% on a constant currency basis, mostly due to improved margins on with-profits business driven by management actions to reduce the costs of guarantees. Operating profit4 in Poland reduced to £129 million (FY14: £183 million), down 21% on a constant currency basis largely due to a £39 million one-off regulatory pension change which benefitted the prior period. In Spain, operating profit4 decreased to £92 million (FY14: £101 million) but was 2% higher on a constant currency basis. Operating profit5 in Turkey was broadly stable at £11 million despite a lower ownership share of the business following the partial IPO in the second half of 2014.

General insurance & health operating profit: IFRS basis
Operating profit was £114 million (FY14: £113 million), up 12% on a constant currency basis mainly driven by the disposal of the loss-making Turkey GI business in December 2014. Operating profit in Poland increased to £10 million (FY14: £8 million). Operating profit in France was £71 million (FY14: £78 million), up 2% in constant currency due to better weather experience compared with the prior year, partly offset by higher large losses and lower investment returns. Italy's operating profit was £33 million (FY14: £40 million), down 8% in constant currency mainly due to lower longer-term investment return reflecting market conditions.

Expenses
Operating expenses improved to £526 million (FY14: £596 million) and were broadly stable in constant currency. Integration and restructuring costs of £22 million (FY14: £17 million) relate largely to Solvency II costs.

Value of new business
Europe's value of new business4 (VNB) was £400 million (FY14: £392 million), an increase of 14% in constant currency, with improvement across all markets. VNB in France was up 7%5 mostly due to volume growth and an improved margin on protection business, partly offset by lower risk-free rates increasing the cost of guarantees on with-profits business. In Poland, excluding an £8 million one-off benefit in FY14 from regulatory pension changes in Lithuania, VNB was up 29%4,5 due to increased sales of higher margin protection business. VNB in Italy was up by 40%4,5 mainly driven by higher margins on with-profits products following management actions to reduce the cost of guarantees, together with an improved mix of business away from with-profits products towards protection business. In Spain, VNB increased by 17%4,5 mainly driven by an improved mix within protection business, partly offset by reduced sales of with-profits savings business following management actions to reduce guarantees available. In Turkey, VNB increased by 4%5 despite the impact of a reduction in our share of the business following the partial IPO in 2014. Excluding the effect of this dilution, VNB in Turkey grew 24%5 mainly driven by higher sales of pension products.

4 Poland includes Lithuania, Italy excludes Eurovita and Spain excludes CxG.
5 On a constant currency basis.

6.iii - Europe continued
Combined operating ratio1

	Claims ratio		Commission and expense ratio		Combined operating ratio
Europe	2015%	2014%	2015%	2014%	2015%	2014%
France	67.8	70.1	27.9	26.8	95.7	96.9
Poland	54.4	57.6	40.3	38.4	94.7	96.0
Italy	64.1	66.6	30.2	27.4	94.3	94.0
Turkey	-	101.5	-	45.4	-	146.9
Total	66.2	69.7	29.2	28.0	95.4	97.7

1 General Insurance business only.

Combined operating ratio (COR) has improved to 95.4% (FY14: 97.7%), mostly driven by a lower claims ratio following the disposal of the Turkish general insurance business in December 2014. Excluding Turkey GI, COR improved 0.6pp (FY14: 96.0%). Improvements in the claims ratio were largely driven by better weather experience in France compared with the adverse weather events in the prior year and favourable prior year claims development in Italy. The commission and expense ratio was impacted by a shift in business mix in France and Italy and growth in higher commission lines in Poland.
Net written premiums (NWP) for the general insurance and health business were £1,410 million (FY14: £1,556 million), an increase of 1% in constant currency. Excluding Turkey GI, NWP improved 3% on a constant currency basis driven by growth in the motor and commercial property businesses in France and the creditor business in Italy.

6.iv - Canada

	2015 £m	2014 £m
Cash remitted to Group	6	138
General Insurance operating profit: IFRS basis	214	189
Expenses
Operating expenses	298	316
Integration and restructuring costs	7	4
	305	320
Combined operating ratio	93.8%	96.1%

Cash
Cash generated in 2015 was largely retained in order to part-fund the proposed acquisition of Royal Bank of Canada General Insurance Company, which is expected to close in the third quarter of 2016. The cash remittance of £6 million paid in 2015 reflects the interest incurred on internal debt.

Operating profit: IFRS basis
General insurance operating profit was £214 million (FY14: £189 million), an increase of £25 million (up 22% on a constant currency basis) compared with the prior year. Within this, the underwriting result of £120 million (FY14: £83 million) benefitted from more benign weather conditions compared to last year and higher positive prior year reserve development in personal lines. Longer-term investment return reduced 13% to £98 million (FY14: £112 million), primarily as a result of lower reinvestment yields.

Expenses
Operating expenses were £298 million (FY14: £316 million), a 1% increase on a constant currency basis driven by volume growth, with gross written premiums 4% higher in constant currency. Integration and restructuring costs were £7 million (FY14: £4 million).

Combined operating ratio

	Claims ratio		Commission and expense ratio		Combined operating ratio
Canada	2015%	2014%	2015%	2014%	2015%	2014%
Personal	66.8	68.1	27.8	28.3	94.6	96.4
Commercial	57.1	61.1	35.4	34.4	92.5	95.5
Total	63.3	65.5	30.5	30.6	93.8	96.1

Combined operating ratio has improved 2.3pp to 93.8% (FY14: 96.1%) driven by an overall improvement in the claims and commission and expense ratios. The commercial lines COR improved 3pp, principally due to improved risk selection in our SME business and improved weather, which reduced claims frequency. The personal lines COR of 94.6% (FY14: 96.4%) benefitted from higher reserve releases, principally in the motor segment as well as improved weather.
Net written premiums were £1,992 million (FY14: £2,104 million), up 1% on a constant currency basis. The increase predominantly reflects improved rates and retention on personal lines.

6.v - Asia

	2015 £m	2014 £m
Cash remitted to Group	21	23
Operating profit: IFRS basis
Life	244	87
General insurance & health	(6)	(2)
	238	85
Expenses
Operating expenses	141	80
Integration and restructuring costs	7	1
	148	81
Value of new business
Value of new business - excluding South Korea	151	122
Effects of disposals (South Korea)	-	5
	151	127
Combined operating ratio1	101.6%	97.8%

1 General insurance business only.

Cash
Total cash remitted to Group was £21 million (FY14: £23 million) from the Singapore life business.

Operating profit: IFRS basis
Overall operating profit from life and general insurance and health business was £238 million (FY14: £85 million). Life operating profits were £244 million (FY14: £87 million). Within this, FPI contributed £151 million to the life operating result (£15 million operating profit net of amortisation of acquired value of in-force business) since its acquisition in April 2015. Excluding FPI, life operating profit in Asia grew to £93 million (FY14: £87 million), mainly reflecting higher new business contribution in Singapore and profit emergence from China's in-force business. The non-life business reported a £6 million loss (FY14: £2 million loss), largely driven by adverse claims experience in the Singapore health business.

Expenses
Overall operating expenses were £141 million (FY14: £80 million), including £46 million of expenses from FPI in FY15. Operating expenses excluding FPI increased 19% to £95 million (FY14: £80 million), mostly due to investment to support business growth across Asia.

Value of New Business
Value of new business2 (VNB) increased to £151 million (FY14: £122 million). Singapore's VNB increased £16 million to £103 million (FY14: £87 million), following higher sales of protection business. VNB in China improved by £11 million to £42 million (FY14: £31 million) largely driven by a continued shift towards higher margin protection products. The inclusion of FPI benefitted FY15 overall VNB by £5 million.

Combined Operating Ratio
Combined operating ratio for the general insurance business was 101.6% (FY14: 97.8%), mainly as a result of higher expenses. Net written premiums for the general insurance and health business increased to £107 million (FY14: £87 million), up 23% on a constant currency basis, as growth in the Singapore health business more than offset the adverse impact from a change in our shareholding of the Indonesian health business.

2 Asia excludes South Korea.

6.vi - Fund management

	2015 £m	2014 £m
Cash remitted to Group1	24	16
Fund management operating profit: IFRS basis
Aviva Investors	105	79
United Kingdom	-	6
Asia	1	1
	106	86
Aviva Investors: Operating profit: IFRS basis
Fund management	105	79
Other operations	-	(18)
	105	61
Expenses1
Operating expenses	345	298
Integration and restructuring costs	11	4
	356	302
Value of new business1	16	9

1 Only includes Aviva Investors.

Cash
Cash remitted to Group was £24 million (FY14: £16 million), primarily reflecting a higher remittance by Aviva Investors France.

Operating profit: IFRS basis
Fund management operating profit generated by Aviva Investors was £105 million (FY14: £79 million), including a contribution of £9 million from Friends Life Investments (FLI). Excluding FLI, the increase of £17 million was mainly driven by increased performance fees partly offset by higher operating expenses.

Expenses
Operating expenses in Aviva Investors were £345 million (FY14: £298 million), including £11 million expenses from Friends Life Investments. Excluding Friends Life Investments, operating expenses increased by £36 million to £334 million, primarily due to investment to support the growth and further development of the business.
Integration and restructuring costs increased to £11 million (FY14: £4 million), largely relating to the Friends Life integration.

Value of New Business
Value of new business in Aviva Investors has increased by £7 million to £16 million (FY14: £9 million) following the transfer of the UK retail fund management business from UK Life in May 2014.

Net flows and funds under management - Aviva Investors

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2015	200,415	45,483	245,898
Gross Sales	17,231	5,946	23,177
Gross claims/redemptions	(21,995)	(6,255)	(28,250)
Market movements and other1	(3,556)	(1,438)	(4,994)
Acquisitions2	54,079	-	54,079
Funds under management at 31 December 2015	246,174	43,736	289,910

1 Market movements and other includes £3.0 billion of outflows within Internal for the Ark Life & Aviva Assicuration Vita mandates (disposals). Within external market movements are liquidity outflows of £890 million.

2 Acquisitions includes Friends Life, Real Estate Finance and France Real Estate.

Aviva Investors funds under management have increased by £44 billion to £289.9 billion (FY14: £245.9 billion) during the year. This was driven by acquisitions, partly offset by net outflows and adverse market and other movements including adverse euro exchange rate movements.
Acquisitions in 2015 include £22.3 billion of assets managed by FLI at acquisition, £22.8 billion of Friends Life assets transitioned to Aviva Investors, and £9.0 billion from the transfer of our Real Estate Finance and French Real Estate businesses.
Our flagship Aviva Investors multi-strategy (AIMS) fund range, which was launched in July 2014, has achieved net external inflows of £1 billion during the year and had £3.0 billion funds under management at the end of 2015.

7.i - Life business profit drivers
Life business operating profit before shareholder tax increased by 20% to £2,419 million (FY14: £2,019 million), including a contribution of £509 million from Friends Life. Excluding Friends Life, operating profit decreased by 5% to £1,910 million, with an adverse foreign exchange impact on the life business result of £92 million during the year largely driven by the weakening of the euro. On a constant currency basis excluding Friends Life businesses, life operating profit was largely stable.

	United Kingdom & Ireland		Europe		Asia		Total
	2015 £m	Restated1 2014 £m	2015 £m	Restated1 2014 £m	2015 £m	2014 £m	2015 £m	Restated1 2014 £m
New business income	708	462	228	227	152	126	1,088	815
Underwriting margin	279	175	208	230	82	58	569	463
Investment return	1,208	738	989	1,113	90	50	2,287	1,901
Total Income	2,195	1,375	1,425	1,570	324	234	3,944	3,179
Acquisition expenses	(405)	(278)	(243)	(263)	(127)	(96)	(775)	(637)
Administration expenses	(584)	(364)	(434)	(467)	(73)	(36)	(1,091)	(867)
Total Expenses	(989)	(642)	(677)	(730)	(200)	(132)	(1,866)	(1,504)
DAC and other	226	316	18	42	120	(15)	364	343
	1,432	1,049	766	882	244	87	2,442	2,018
Other business2							(23)	1
Total							2,419	2,019

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement.

2 Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance.

Income: New business income and underwriting margin

	United Kingdom & Ireland		Europe		Asia		Total
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
New business income (£m)	708	462	228	227	152	126	1,088	815
APE (£m)1	2,075	1,409	947	1,071	356	285	3,378	2,765
As margin on APE (%)	34%	33%	24%	21%	43%	44%	32%	29%
Underwriting margin (£m)	279	175	208	230	82	58	569	463
Analysed by:
Expenses	65	44	44	55	39	30	148	129
Mortality and longevity	201	114	142	153	38	22	381	289
Persistency	13	17	22	22	5	6	40	45

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(a) New business income
New business income increased to £1,088 million (FY14: £815 million), mainly driven by the inclusion of the Friends Life contribution of £155 million.
The net contribution from new business is the new business income less associated acquisition expenses (see (g) below). This increased to a profit of £313 million (FY14: profit of £178 million).
In the UK & Ireland, excluding Friends UK, net contribution from new business increased to £304 million (FY14: £184 million) mainly driven by higher new Bulk Purchase Annuities (BPA) profit and lower acquisition expenses. Volumes based on APE (excluding Friends UK) decreased by 2% largely due to a decrease in individual annuities, partly offset by an increase in bulk purchase annuities. The net contribution from Friends UK new business was a loss of £1 million.
In Europe, net contribution improved to a loss of £15 million (FY14: loss of £36 million), up 54% on a constant currency basis. The increase is mainly driven by a change in business mix towards higher margin products and lower guarantees on with-profits products in Italy. Volumes based on APE decreased by 1% in constant currency, reflecting lower sales volumes in Italy and Spain (partly reflecting the disposal of Eurovita in June 2014 and CxG in December 2014), offset by an increase in volumes in France. New business margin on APE increased in Europe to 24% (FY14: 21%), driven by the change in business mix.
In Asia, net contribution decreased to a profit of £25 million (FY14: profit of £30 million) with the benefit of increased protection sales and cost control in Singapore offset by the inclusion of FPI which contributed a net loss of £13 million.

(b) Underwriting margin
The underwriting margin increased to £569 million (FY14: £463 million). In the UK & Ireland, underwriting margin increased to £279 million (FY14: £175 million) driven primarily by the inclusion of £106 million from Friends UK. In Europe, underwriting margin decreased to £208 million (FY14: £230 million) driven by adverse foreign currency movements (1% increase in constant currency).
In Asia, underwriting margin increased to £82 million (FY14: £58 million) mainly due to favourable expense margins in China driven by higher volumes and the inclusion of £15 million from FPI, partly offset by the sale of Korea at HY14.

7.i - Life business profit drivers continued
Income: Investment return

	United Kingdom & Ireland		Europe		Asia		Total
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Unit-linked margin (£m)	763	434	435	439	70	13	1,268	886
As Annual management charge on average reserves (bps)	83	87	140	126	108	108	98	103
Average reserves (£bn)	92.4	49.8	31.0	34.8	6.5	1.2	129.9	85.8
Participating business (£m)	152	94	470	531	(3)	(1)	619	624
As bonus on average reserves (bps)	31	27	84	90	n/a	n/a	57	65
Average reserves (£bn)	49.5	34.4	55.9	59.3	2.7	1.7	108.1	95.4
Spread margin (£m)	198	136	7	25	10	26	215	187
As spread margin on average reserves (bps)	36	32	23	60	111	236	37	39
Average reserves (£bn)	54.6	42.1	3.1	4.2	0.9	1.1	58.6	47.4
Expected return on shareholder assets (£m)	95	74	77	118	13	12	185	204
Total (£m)	1,208	738	989	1,113	90	50	2,287	1,901

(c) Unit-linked margin
The unit-linked average reserves have increased to £130 billion (FY14: £86 billion), with the movement largely driven by the inclusion of total Friends Life reserves of £46 billion. The unit-linked margin increased to £1,268 million (FY14: £886 million) mainly driven by the acquisition of Friends Life businesses. The margin as a proportion of average unit-linked reserves decreased to 98 bps (FY14: 103 bps).
The improved unit-linked margin in UK & Ireland is driven by the inclusion of the Friends UK margin of £338 million. Unit-linked margin in Europe, on a constant currency basis, improved by 10% due to higher commission income and volumes in France. The increase in unit-linked margin in Asia is due to the inclusion of the FPI margin of £61 million.

(d) Participating business
The participating average reserves have increased to £108 billion (FY14: £95 billion), largely driven by the inclusion of total Friends Life reserves of £17 billion. Income from participating business reduced to £619 million (FY14: £624 million). In the UK & Ireland, the shareholder transfer from with-profits funds increased to £152 million (FY14: £94 million), including £57 million attributable to Friends UK. Excluding Friends UK, participating margin remained stable in the UK & Ireland. In Europe, income reduced to £470 million (FY14: £531 million) and was broadly stable on a constant currency basis. The majority of participating business income is earned in France, where there is a fixed management charge of around 50 bps on AFER business, which is the largest single component of this business.

(e) Spread margin
Spread business average reserves have increased to £59 billion (FY14: £47 billion), largely driven by the inclusion of total Friends Life reserves of £10 billion. Spread business income, which mainly relates to UK in-force immediate annuity and equity release business, improved to £215 million (FY14: £187 million). The spread margin was 37 bps (FY14: 39 bps). The increase in spread income in UK & Ireland is driven by the inclusion of Friends UK which contributed £60 million. Excluding Friends UK, spread income in UK & Ireland was stable. In Europe, spread income reduced by 7% on a constant currency basis largely due to lower reinvestment yields on assets in Spain. In Asia, spread business income reduced to £10 million (FY14: £26 million) mainly due to the disposal of South Korea in June 2014.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds, reduced to £185 million (FY14: £204 million). Excluding Friends UK of £21 million, expected return in the UK and Ireland has remained stable. The reduction in Europe reflected lower investment yields.

7.i - Life business profit drivers continued
Expenses

	United Kingdom & Ireland		Europe		Asia		Total
	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Acquisition expenses (£m)	(405)	(278)	(243)	(263)	(127)	(96)	(775)	(637)
APE (£m)1	2,075	1,409	947	1,071	356	285	3,378	2,765
As acquisition expense ratio on APE (%)	20%	20%	26%	25%	36%	34%	23%	23%
Administration expenses (£m)	(584)	(364)	(434)	(467)	(73)	(36)	(1,091)	(867)
As existing business expense ratio on average reserves (bps)	30	29	48	48	72	90	37	38
Average reserves (£bn)	196.5	126.3	90.0	98.3	10.1	4.0	296.6	228.6

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(g) Acquisition expenses
Acquisition expenses increased to £775 million (FY14: £637 million) primarily reflecting the inclusion of total Friends Life expenses of £169 million. In UK & Ireland, excluding Friends UK expenses of £155 million, lower acquisition costs reflect cost saving initiatives. Europe acquisition expenses have improved driven by beneficial exchange rate movements of £27 million, offset by increased expenses in France reflecting higher new business volumes. The increase in Asia is largely due to higher volumes in Singapore and China and the inclusion of FPI expenses of £14 million. The overall group-wide ratio of acquisition expenses to APE remained stable at 23% (FY14: 23%).

(h) Administration expenses
Administration expenses increased to £1,091 million (FY14: £867 million). The expense ratio was 37 bps (FY14: 38 bps) on average reserves of £297 billion (FY14: £229 billion). The increase in UK & Ireland is driven by the inclusion of Friends UK expenses of £230 million. In Europe, administration expenses were £434 million (FY14: £467 million), an increase of 4% in constant currency driven by higher commission related expenses in France. Asia administration expenses increased due to the inclusion of FPI costs of £37 million partly offset by the sale of Korea in 2014.
The overall increase in life business acquisition and administration expenses was £362 million, with additional costs from Friends Life of £436 million partly offset by foreign exchange movements.

(i) DAC and other
DAC and other items amounted to an overall positive contribution of £364 million (FY14: £343 million), which was mainly driven by the UK. In FY15, the UK included non-recurring items of £259 million, relating to expense reserve releases following actions taken to reduce the current and future cost base, excluding any integration synergy benefits. In FY14, the UK included non-recurring items of £282 million mainly from longevity assumption changes and expense reserve releases, which were partially offset by increased DAC amortisation charges on pension business. Other items in FY14 also reflected a £39 million one-off benefit in Poland from a regulatory pension change.

7.ii - General insurance and health

2015	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other2 £m	Total £m
General insurance
Gross written premiums	2,253	1,719	3,972	291	4,263	1,324	785	2,109	1,263	12	7,647
Net written premiums1	2,168	1,517	3,685	282	3,967	1,282	710	1,992	1,200	12	7,171
Net earned premiums1	2,160	1,493	3,653	262	3,915	1,258	719	1,977	1,171	16	7,079
Net claims incurred1	(1,413)	(950)	(2,363)	(177)	(2,540)	(840)	(411)	(1,251)	(775)	1	(4,565)
Of which claims handling costs			(170)	(7)	(177)			(74)	(45)	-	(296)
Written commission	(479)	(307)	(786)	(36)	(822)	(248)	(147)	(395)	(245)	-	(1,462)
Written expenses3	(153)	(182)	(335)	(39)	(374)	(108)	(105)	(213)	(105)	(7)	(699)
Movement in DAC and other	(18)	3	(15)	(1)	(16)	5	(3)	2	13	-	(1)
Underwriting result1	97	57	154	9	163	67	53	120	59	10	352
Longer-term investment return4			215	21	236			98	53	3	390
Other5			(1)	-	(1)			(4)	-	-	(5)
Operating profit1			368	30	398			214	112	13	737
Health insurance
Underwriting result					27			-	1	(6)	22
Longer-term investment return					5			-	1	-	6
Operating profit					32			-	2	(6)	28
Total operating profit1					430			214	114	7	765
General insurance combined operating ratio1
Claims ratio1	65.4%	63.6%	64.7%	67.9%	64.9%	66.8%	57.1%	63.3%	66.2%		64.5%
Commission ratio	22.1%	20.2%	21.3%	12.8%	20.7%	19.3%	20.7%	19.8%	20.4%		20.4%
Expense ratio	7.0%	12.0%	9.1%	13.9%	9.4%	8.5%	14.7%	10.7%	8.8%		9.7%
Combined operating ratio1,6	94.5%	95.8%	95.1%	94.6%	95.0%	94.6%	92.5%	93.8%	95.4%		94.6%
Assets supporting general insurance and health business
Debt securities			3,993	470	4,463			2,999	1,937	209	9,608
Equity securities			8	-	8			188	21	-	217
Investment property			198	-	198			-	137	-	335
Cash and cash equivalents			639	79	718			107	118	26	969
Other7			2,559	104	2,663			135	209	1	3,008
Assets at 31 December 2015			7,397	653	8,050			3,429	2,422	236	14,137
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other7			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Average assets			8,080	831	8,911			3,578	2,535	244	15,268
LTIR as % of average assets			2.7%	2.5%	2.7%			2.7%	2.1%	1.2%	2.6%

1 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
2 Asia & Other includes Aviva Re.
3 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
4 The UK & Ireland LTIR includes £115 million (FY14: £156 million) relating to the internal loan. This is lower than 2014 primarily as a result of the reduction in the balance of this loan during 2015.

5 Includes unwind of discount and pension scheme net finance costs.
6 COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

7 Includes loans and other financial investments.

7.ii - General insurance and health continued

2014	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,239	1,694	3,933	285	4,218	1,344	832	2,176	1,389	15	7,798
Net written premiums	2,152	1,511	3,663	272	3,935	1,325	779	2,104	1,313	20	7,372
Net earned premiums	2,202	1,511	3,713	267	3,980	1,280	770	2,050	1,308	23	7,361
Net claims incurred	(1,359)	(905)	(2,264)	(179)	(2,443)	(872)	(471)	(1,343)	(912)	(13)	(4,711)
Of which claims handling costs			(193)	(6)	(199)			(79)	(59)	-	(337)
Written commission	(564)	(309)	(873)	(36)	(909)	(259)	(157)	(416)	(250)	(1)	(1,576)
Written expenses2	(175)	(189)	(364)	(44)	(408)	(115)	(111)	(226)	(117)	(5)	(756)
Movement in DAC and other	(8)	(5)	(13)	(3)	(16)	15	3	18	1	-	3
Underwriting result	96	103	199	5	204	49	34	83	30	4	321
Longer-term investment return3			260	18	278			112	74	6	470
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			455	23	478			189	104	10	781
Health insurance
Underwriting result					15			-	8	(3)	20
Longer-term investment return					6			-	1	-	7
Operating profit					21			-	9	(3)	27
Total operating profit					499			189	113	7	808
General insurance combined operating ratio
Claims ratio	61.7%	59.9%	61.0%	67.1%	61.4%	68.1%	61.1%	65.5%	69.7%		64.0%
Commission ratio	26.2%	20.4%	23.8%	13.4%	23.1%	19.6%	20.2%	19.8%	19.1%		21.4%
Expense ratio	8.1%	12.5%	10.0%	16.1%	10.4%	8.7%	14.2%	10.8%	8.9%		10.3%
Combined operating ratio5	96.0%	92.8%	94.8%	96.6%	94.9%	96.4%	95.5%	96.1%	97.7%		95.7%
Assets supporting general insurance and health business
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other6			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents			1,490	194	1,684			95	152	51	1,982
Other6			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 2013			10,109	1,303	11,412			3,573	2,722	294	18,001
Average assets			9,436	1,156	10,592			3,650	2,685	273	17,200
LTIR as % of average assets			2.8%	1.6%	2.7%			3.1%	2.8%	2.2%	2.8%

1 Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3 The UK & Ireland LTIR includes £156 million (FY13: £221 million) relating to the internal loan. This is lower than 2013 primarily as a result of a reduction in the balance of this loan during 2014.
4 Includes unwind of discount and pension scheme net finance costs.
5 COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.

7.iii - Fund flows

	Managed assets at 1 January 2015 £m	Acquisitions1 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 31 December 2015 £m
Life and platform business
UK - non-profit - platform	5,282	-	3,695	(461)	3,234	(140)	8,376
UK - non-profit - other	83,731	63,810	8,019	(10,799)	(2,780)	(1,231)	143,530
Ireland	5,518	-	515	(589)	(74)	(292)	5,152
United Kingdom & Ireland (excluding UK with-profits)	94,531	63,810	12,229	(11,849)	380	(1,663)	157,058
Europe	96,602	-	7,877	(6,868)	1,009	(2,979)	94,632
Asia	4,240	7,505	1,496	(1,231)	265	(526)	11,484
Other	1,862	-	28	(257)	(229)	119	1,752
	197,235	71,315	21,630	(20,205)	1,425	(5,049)	264,926
UK - with-profits and other	46,677						62,067
Total life and platform business	243,912						326,993

1 For further details on the acquisition of Friends Life see note B4.
2 Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During 2015, net inflows in UK Life platform were £3,234 million reflecting growing market presence. Over the period, platform assets under management have increased by 59% to £8,376 million.
Other UK non-profit outflows were £2,780 million. Positive net flows in group pensions have been more than offset by higher claims and redemptions in traditional pension and savings products due to customers switching to adviser and consumer platforms, including the UK Life Platform, and taking advantage of pension freedom. Other movements mainly reflect unfavourable market movements driven by an increase in interest rates and fall in equities.
In Ireland, net outflows were £74 million reflecting reduced new business inflows due to the strategic withdrawal from unprofitable product lines. In addition, claims exceeded premiums in the Irish with-profits fund which is closed to new business.

Europe
Net inflows were £1,009 million. This was mainly driven by France reflecting increased AFER inflows plus increased unit-linked and protection sales. Other movements in Europe include unfavourable foreign exchange movement of £4.8 billion partially offset by favourable market and other movements.

Asia and other
Net inflows in Asia were £265 million arising mainly in Singapore and reflect increased sales volumes including through DBS Bank Ltd, where the bancassurance distribution agreement has now ceased. Market and other movements reflect adverse foreign exchange rate and market movements. Other business net outflows of £229 million primarily relate to Aviva Investors' Pooled Pensions business.

8.i - Summary of assets
The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the eurozone periphery, and we are broadening the investment portfolio in individual businesses.
Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group Asset Liability Committee (ALCO) and facilitates a consistent approach to asset allocation across the business units in line with Group risk appetite and shareholder objectives.
The asset allocation as at 31 December 2015 across the Group, split according to the type of liability the assets are covering, is shown in the table below. This includes the acquisition of Friends Life on 10 April 2015 which has significantly increased the total assets across the Group compared with the prior year. Further information on these assets is given in the Analysis of Assets Section.

	Shareholder business assets			Participating fund assets
Carrying value in the statement of financial position	General Insurance & health & other1 £m	Annuity and non-profit £m	Policyholder (unit-linked assets) £m	UK style with-profits £m	Continental European-style Participating funds £m	Carrying value in the statement of financial position £m
Debt securities
Government bonds	5,956	12,799	13,018	19,553	24,635	75,961
Corporate bonds	4,036	22,366	8,221	14,393	24,994	74,010
Other	198	2,581	2,783	2,311	5,120	12,993
	10,190	37,746	24,022	36,257	54,749	162,964
Loans
Mortgage loans	-	16,954	-	305	1	17,260
Other loans	142	1,868	83	2,355	725	5,173
	142	18,822	83	2,660	726	22,433
Equity securities	227	310	47,394	12,168	3,459	63,558
Investment property	366	172	6,647	3,139	977	11,301
Other investments	625	1,536	39,795	3,284	2,455	47,695
Total as at 31 December 2015	11,550	58,586	117,941	57,508	62,366	307,951
Total as at 31 December 2014	12,463	46,820	71,454	42,077	64,009	236,823

1 Of the £11.6 billion of assets 7% relates to other shareholder business assets.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 84% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and FX risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, FX and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. As at 31 December 2015, unrealised losses and impairments on the bond portfolio of £37.7 billion amounted to £1.8 billion or 5% of the portfolio. The equivalent figure for 31 December 2014 was 0.3%. Unrealised gains on the portfolio were £3.5 billion as at 31 December 2015 or 9% of the portfolio. The equivalent unrealised gains figure for 31 December 2014 was 17%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.
£10.6 billion of Shareholder loan assets are backing annuity liabilities and comprise of commercial mortgage loans (£6.3 billion), Healthcare, Infrastructure and PFI loans (£3.2 billion) and Primary Healthcare, Infrastructure and PFI other loans (£1.1 billion). The Group carries a valuation allowance within the liabilities against the risk of default of commercial mortgages, including Healthcare and PFI mortgages, of £0.6 billion which equates to 59bps at 31 December 2015 (FY14: 87bps). Commercial mortgages decreased during 2015 as a result of UK Life's commercial mortgage loans restructure and recovery programme which completed with the sale of £2.2 billion of commercial mortgage loans to Lone Star.

8.i - Summary of assets continued
Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with-profits (WP)
UK style with-profits funds hold relatively long-term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long-term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders.
Certain of the guarantees are subject to annual discretion declared at the start of the year. Other guarantees are subject to revision downwards at contractual dates. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.

8.ii - Net asset value
At the end of 2015, IFRS net asset value per share was 389 pence (FY14: 340 pence). This increase was driven by a benefit from the acquisition of Friends Life of 55 pence per share (£5,975 million) and operating profits. This was partly offset by the dividend payment to shareholders, amortisation of acquired value of in-force business following the Friends Life acquisition, integration and restructuring costs principally driven by transaction and integration activities in relation to the Friends Life acquisition, adverse foreign exchange movements, adverse investment variances, remeasurements of pension schemes and the adverse impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).
Total investment variances and economic assumption changes were £170 million adverse. This included a £184 million adverse variance in the non-life businesses, reflecting unfavourable short-term fluctuations in investment values and adverse economic assumption changes. This was principally driven by an increase in risk-free rates reducing fixed income security market values mainly in the UK, higher expected future inflation rates used to calculate reserves for periodic payment orders and the adverse impact of lower discount rates, partly offset by foreign exchange gains on Group Centre holdings.
In the life businesses, investment return variances were £14 million positive mainly driven by realised bond gains and equity outperformance in France and higher interest rates in Singapore, which have reduced liabilities by more than asset values. This was partially offset by widening credit spreads in Italy. The investment variance in the UK was broadly neutral.
The adverse movement on the Group's staff pension schemes of £142 million post tax is principally due to the main UK staff pension scheme. The surplus has decreased over the period largely as a result of a rise in interest rates and narrowing credit spreads.
The adverse foreign exchange movement of £325 million is due to the strengthening of sterling, particularly compared with the euro and Canadian dollar.

IFRS	31 December 2015 £m	pence per share2	31 December 2014 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	10,018	340p	7,964	270p
Operating profit (restated)3	2,665	66p	2,173	74p
Investment return variances and economic assumption changes on life and non-life business	(170)	(4)p	188	6p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	2	-	232	8p
Goodwill impairment and amortisation of intangibles	(177)	(4)p	(114)	(4)p
Amortisation and impairment of acquired value of in-force business	(498)	(12)p	-	-
Integration and restructuring costs	(379)	(9)p	(140)	(5)p
Other4	(53)	(1)p	-	-
Tax on operating profit and on other activities	(311)	(8)p	(601)	(20)p
Non-controlling interests	(161)	(4)p	(169)	(6)p
Profit after tax attributable to shareholders of Aviva plc	918	24p	1,569	53p
AFS securities (fair value) & other reserve movements	10	-	62	2p
Ordinary dividends	(635)	(16)p	(446)	(15)p
Direct capital instrument and tier 1 notes interest and preference share dividend	(74)	(2)p	(86)	(3)p
Foreign exchange rate movements	(325)	(8)p	(317)	(11)p
Remeasurements of pension schemes	(142)	(4)p	1,315	45p
Friends Life acquisition5	5,975	55p	-	-
Other net equity movements	19	-	(43)	(1)p
Equity attributable to shareholders of Aviva plc at 31 December1	15,764	389p	10,018	340p

1 Excluding preference shares.
2 Number of shares as at 31 December 2015: 4,048 million (31 December 2014: 2,950 million).
3 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement. Amortisation and impairment of AVIF has been added as a separate line item outside of operating profit.

4 Comprises the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
5 Includes the dilution effect on IFRS NAV per share of the increase in number of shares arising as a result of the acquisition of Friends Life.

8.ii - Net asset value continued
MCEV net asset value per share reduced to 515 pence (FY14: 527 pence) over the period. This movement is driven by the operating benefits from the acquisition of Friends Life and operating profits, more than offset by adverse investment variances, adverse foreign exchange rate movements, the dividend payment to shareholders and the integration and restructuring costs following the acquisition of Friends Life.
Total MCEV investment variances were £926 million adverse. This comprises adverse variances of £743 million in the Group's life businesses and adverse investment variances in the non-life businesses of £183 million.
The adverse life investment variances are largely driven by the UK, reflecting widening corporate bond spreads on annuity business, partially offset by increases in liquidity premiums. In addition, equity market underperformance has reduced expected future unit-linked fund charges and shareholder transfers from with-profits funds. Adverse variances in Asia are mainly driven by falling interest rates in China increasing the cost of guarantees. Positive variances in France are mainly due to an increase in risk-free rates and falling swaption volatilities resulting in a reduction in the cost of guarantees. Economic assumption changes relating to capital and dividend apportionment for equity returns further added to the positive variance in France.

MCEV1	31 December 2015 £m	pence per share3	31 December 2014 £m	pence per share3
Equity attributable to shareholders of Aviva plc at 1 January2	15,547	527p	13,643	463p
Operating profit	2,582	64p	2,885	98p
Investment return variances and economic assumption changes on life and non-life business	(926)	(23)p	(36)	(1)p
Profit/(loss) on the disposal and remeasurements of subsidiaries and associates	-	-	178	6p
Goodwill impairment and amortisation of intangibles	(181)	(4)p	(130)	(4)p
Amortisation and impairment of acquired value of in-force business	-	-	-	-
Integration and restructuring costs	(382)	(9)p	(159)	(6)p
Other	174	4p	(198)	(7)p
Tax on operating profit and on other activities	(485)	(12)p	(674)	(23)p
Non-controlling interests	(161)	(4)p	(208)	(7)p
Profit after tax attributable to shareholders of Aviva plc	621	16p	1,658	56p
AFS securities (fair value) & other reserve movements	(1)	-	(1)	-
Ordinary dividends	(635)	(16)p	(446)	(15)p
Direct capital instruments and tier 1 notes interest and preference share dividend	(74)	(2)p	(86)	(3)p
Foreign exchange rate movements	(463)	(11)p	(546)	(19)p
Remeasurements of pension schemes	(142)	(4)p	1,315	45p
Friends Life acquisition4	5,975	5p	-	-
Other net equity movements	19	-	10	-
Equity attributable to shareholders of Aviva plc at 31 December2	20,847	515p	15,547	527p

1 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles. No allowance for the impact of Solvency II has been made as permitted by the additional guidance issued in October 2015 by the European Insurance CFO Forum.

2 Excluding preference shares.
3 Number of shares as at 31 December 2015: 4,048 million (31 December 2014: 2,950 million).
4 Includes the dilution effect on MCEV NAV per share of the increase in number of shares arising as a result of the acquisition of Friends Life. As the opening MCEV is greater than the opening IFRS, the dilution effect is more significant under MCEV. As a result the acquisition leads to a 5p increase in pence per share under MCEV compared to 55p under IFRS.

8.iii - Return on equity
Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity). Comparatives have been restated accordingly.
During 2015, return on equity has decreased to 14.0% (FY14: 16.2% restated), primarily reflecting the impact of the acquisition of Friends Life on weighted average shareholders' equity.

	2015%	Restated1 2014%
United Kingdom & Ireland Life	14.2%	16.1%
United Kingdom & Ireland General Insurance and Health	7.9%	9.0%
Europe	12.7%	13.0%
Canada	16.9%	14.2%
Asia	22.0%	9.4%
Fund management	30.1%	23.2%
Corporate and Other Business	n/a	n/a
Return on total capital employed	10.7%	11.4%
Subordinated debt	4.4%	5.3%
Senior debt	3.5%	2.1%
Return on total equity	13.3%	14.2%
Less: Non-controlling interest	12.2%	10.5%
Direct capital instrument and tier 1 notes	6.6%	5.5%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds2	14.0%	16.2%

1 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement. The combined impact of the operating profit restatement and the change to the calculation of return on equity has decreased the FY14 return on equity shareholders' funds from 17.4% to 16.2%.

2 Return on equity including the impact of amortisation and impairment of acquired value of in-force business would be 10.5% (FY14: 15.8%).

8.iv - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	11.8	10.8	22.6	14.4
Less: capital resources requirement	(11.8)	(4.8)	(16.6)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	6.0	6.0	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.2 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has increased by £2.8 billion since FY14 to £6.0 billion. The key drivers of the increase are the acquisition of Friends Life (£1.6 billion), operating profits (£1.6 billion) and the net issue of hybrid debt (£0.4 billion), offset by dividend payments and pension scheme funding (£0.5 billion).

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2014	3.2
Acquisition of Friends Life	1.6
Operating profits net of integration and restructuring costs	1.6
Net hybrid debt issue1	0.4
Dividends and appropriations	(0.3)
Pension scheme funding	(0.2)
Outward reinsurance of latent reserves2	0.2
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.4)
Estimated IGD solvency surplus at 31 December 2015	6.0

1 Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments redeemed in the second half of 2015.

2 Outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.

8.v - Economic capital
The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position

	2015 £bn	2014 £bn
Available economic capital	25.9	18.6
Standalone required economic capital	(21.2)	(16.1)
Diversification benefit	6.9	5.9
Diversified required economic capital	(14.3)	(10.2)
Estimated economic capital position at 31 December before foreseeable dividend accrual	11.6	8.4
Cover Ratio	181%	182%
Foreseeable dividend accrual	-	(0.4)
Estimated economic capital position at 31 December	11.6	8.0
Cover Ratio	181%	178%

Analysis of change in economic capital

	2015 £bn	2014 £bn
Economic capital surplus position at 1 January	8.0	8.3
MCEV operating earnings	1.7	1.6
Economic variances (including FX)	(1.3)	(0.5)
Other non-operating items	(0.3)	(0.4)
Dividends and appropriations, and shares issued in lieu of dividends	(0.3)	(0.5)
Net hybrid debt issuance	0.4	(0.3)
Acquisition of Friends Life	7.3	-
Available capital benefits from acquisitions and disposals	-	0.2
Other	0.2	0.1
Change in available economic capital	7.7	0.2
Impact of trading operations and other	1.5	0.3
Other changes in methodology	(2.0)	(0.6)
Acquisition of Friends Life	(3.6)	-
Capital requirement impact from acquisitions and disposals	-	0.2
Change in diversified required economic capital	(4.1)	(0.1)
Estimated economic capital surplus position at 31 December before foreseeable dividend accrual	11.6	8.4
Foreseeable dividend accrual	-	(0.4)
Estimated economic capital surplus position at 31 December	11.6	8.0

The estimated economic capital position has increased by £3.6 billion to £11.6 billion at 31 December 2015 with a cover ratio of 181%. The change in available economic capital position is driven by the acquisition of Friends Life, operating profits and net issue of hybrid debt instruments, offset by economic variances and other non-operating items. The change in required economic capital position is driven by the acquisition of Friends Life and strengthening of correlations and calibration assumptions to align with Solvency II.

Diversified required economic capital

	2015 £bn	2014 £bn
Credit risk1	3.3	2.4
Equity risk2	1.6	1.5
Interest rate risk3	0.7	0.6
Other market risk4	1.6	1.4
Life insurance risk5	2.7	1.3
General insurance risk6	0.7	0.8
Operational Risk	1.0	0.7
Other risk7	2.7	1.5
Total	14.3	10.2

1 Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults.
2 Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.
3 Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4 Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

8.vi - Solvency II
The estimated coverage ratio on a Solvency II basis is 180%. Solvency II, the new prudential regulatory framework, came into force on 1 January 2016 with the objective of introducing a consistent solvency framework for insurers across Europe. Aviva's Solvency II Partial Internal Model Application was formally approved by the Prudential Regulation Authority in December 2015.

Summary of Solvency II position

2015 £bn
Own Funds	21.8
Solvency Capital Requirement before diversification	(16.3)
Diversification benefit	4.2
Diversified Solvency Capital Requirement	(12.1)
Estimated Solvency II position at 31 December1	9.7
Cover Ratio	180%

1 The estimated Solvency II ratio represents the shareholder view. This ratio excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

Summary of analysis of diversified Solvency Capital Requirement

2015 £bn
Credit risk1	2.5
Equity risk2	1.1
Interest rate risk3	0.7
Other market risk4	1.3
Life insurance risk5	3.4
General insurance risk6	0.8
Operational risk	1.1
Other risk7	1.2
Total	12.1

1 Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults.
2 Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.
3 Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4 Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

8.vi - Solvency II continued
Sensitivity analysis of Solvency II surplus
The following table shows the sensitivity of the Group's Solvency II surplus to:

Economic assumptions:
• 25 basis point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 50 basis point increase and decrease in credit spreads for corporate bonds with credit rating A at 10 year duration, with the other ratings and durations stressed by the same proportion relative to the stressed capital requirement;

• 10% increase and decrease in market values of equity assets.

Non-Economic assumptions:
• 10% increase in maintenance expenses and investment expenses (a 10% sensitivity on a base expense assumption of £10 p.a. would represent an expense assumption of £11 p.a.);
• 10% increase in lapse rates (a 10% sensitivity on a base assumption of 5% p.a. would represent a lapse rate of 5.5% p.a.);
• 5% increase in both mortality and morbidity rates for life assurance;
• 5% decrease in mortality rates for annuity business;
• 5% increase in gross loss ratios for general insurance and health business.

All other assumptions remain unchanged for each sensitivity, except where these are directly affected by the revised economic conditions or where a management action that is allowed for in the Solvency Capital Requirement calculation is applicable for that sensitivity. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns.
Transitional relief on technical provisions is assumed to be recalculated in the interest rate sensitivities. The credit spread sensitivities assume that the fundamental spreads remain unchanged.
The table below shows the absolute change in cover ratio under each sensitivity, e.g. a 3% positive impact would result in a cover ratio of 183%.

Sensitivities		Impact on cover ratio %
Changes in Economic assumptions	25bps increase in interest rate	3%
	25bps decrease in interest rate	(4%)
	50bps increase in corporate bond spread	(1%)
	50bps decrease in corporate bond spread	1%
	10% increase in market value of equity	1%
	10% decrease in market value of equity1	0%
Changes in Non-Economic assumptions	10% increase in maintenance and investment expenses	(6%)
	10% increase in lapse rates	(2%)
	5% increase in mortality/morbidity rates - Life assurance	(1%)
	5% decrease in mortality rates - annuity business	(8%)
	5% increase in gross loss ratios	(2%)

1 A 10% fall in equities results in a proportionate decrease in Group Own Funds and Group SCR with no overall impact on the rounded Group cover ratio.

Limitations of sensitivity analysis
The table above demonstrates the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analysis does not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the Solvency II position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
Other limitations in the above sensitivity analysis includes the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

8.vi - Solvency II continued
Reconciliation of IFRS total equity to Solvency II Own Funds
The reconciliation from total Group equity on an IFRS basis to Solvency II Own Funds is presented below. The valuation differences reflect moving from IFRS valuations to a Solvency II regulatory basis. The Solvency II Own Funds represents a shareholder view, excluding the impact of ring-fenced with-profits funds, and staff pension schemes in surplus.

2015 £bn
Total Group equity on an IFRS basis	18.2
Elimination of goodwill and other intangible assets1	(9.9)
Liability valuation differences (net of transitional deductions)	20.5
Inclusion of risk margin (net of transitional deductions)	(4.0)
Net deferred tax2	(1.3)
Revaluation of subordinated liabilities	(0.7)
Solvency II Net Assets (gross of non-controlling interests)	22.8
Difference between Solvency II Net Assets and Own Funds3	(1.0)
Solvency II Own Funds4	21.8

1 Includes £1.9 billion of goodwill and £8.0 billion of other intangible assets comprising acquired value of in-force business of £4.4 billion, deferred acquisition costs (net of deferred income) of £2.3 billion and other intangibles of £1.3 billion.

2 Net deferred tax includes the tax effect of all other reconciling items in the table above which are shown gross of tax.
3 Regulatory adjustments to bridge from Solvency II Net Assets to Own Funds include recognition of subordinated debt capital and non-available non-controlling interests.
4 The estimated Solvency II position represents the shareholder view. It excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

Reconciliation of Group MCEV to Solvency II Own Funds

2015 £bn
Total Group equity on a MCEV basis (net of tax and gross of non-controlling interests)	23.9
Removal of MCEV frictional costs1	0.5
Removal of MCEV cost of non-hedgeable risks1	1.4
Elimination of goodwill and other intangible assets	(3.6)
Liability valuation differences (net of transitional deductions)	5.2
Inclusion of risk margin (net of transitional deductions)	(4.0)
Net deferred tax2	0.1
Revaluation of subordinated liabilities	(0.7)
Solvency II Net Assets (net of tax and gross of non-controlling interests)	22.8
Difference between Solvency II Net Assets and Own Funds3	(1.0)
Solvency II Own Funds4	21.8

1 The frictional cost and cost of non-hedgeable risks are shown gross of non-controlling interests. The numbers shown in disclosure F9 are net of non-controlling interests.
2 Net deferred tax includes the tax effect of all other reconciling items in the table above which are shown gross of tax.
3 Regulatory adjustments to bridge from Solvency II Net Assets to Own Funds include recognition of subordinated debt capital and non-available non-controlling interests.
4 The estimated Solvency II position represents the shareholder view. It excludes the contribution to Group SCR and Group Own Funds of fully ring-fenced with-profits funds (£2.7 billion) and staff pension schemes in surplus (£0.7 billion) - these exclusions have no impact on Solvency II surplus. The impact from internal reinsurance arrangements between UK Life, UK and Ireland General Insurance and Aviva International Insurance Limited and the securitisation of equity release mortgages held by UK Life, effective 1 January 2016, have also been reflected in the Solvency II position.

Reconciliation from estimated economic capital surplus to estimated Solvency II surplus1

2015 £bn
Estimated economic capital surplus	11.6
Liability valuation differences (net of transitional deductions)	1.5
Inclusion of risk margin (net of transitional deductions)	(3.3)
Other valuation differences	(0.1)
Estimated Solvency II surplus	9.7

1 The reconciliation items in the bridge above are presented on a net of tax basis.
End part 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary